Daniel B. Eng

415-772-9608 DIRECT

deng@weintraub.com

October 30, 2015

Via Edgar

Amanda Ravitz

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	SPI Energy Co., Ltd.

Amendment No. 4 to Registration Statement on Form F-4

Filed October 30, 2015

File No. 333-204069

Dear Ms. Ravitz:

On behalf of SPI Energy Co., Ltd. (“SPI Energy”), we are filing Amendment No. 4 to SPI Energy’s Registration Statement on Form F-4 to reflect the entering into a Second Amended and Restated Agreement and Merger and Plan of Reorganization and to update other information as appropriate. No substantive changes were made to the Registration Statement.

SPI Energy intends to file its request for acceleration soon. If you have any questions, please do not hesitate to the undersigned at (415) 772-9608.

Very truly yours,

weintraub|tobin

/s/ Daniel Eng